Registration No. 333-

   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 30, 2006
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   TEFRON LTD.
             (Exact name of registrant as specified in its charter)

                  ISRAEL                                        N/A
     (State or other jurisdiction of                     (I.R.S. Employer
      incorporation or organization)                    Identification No.)

                           INDUSTRIAL CENTER, TERADYON
                                  P.O. BOX 1365
                                  MISGAV, 20179
                                     ISRAEL
               (Address of Principal Executive Offices) (Zip Code)

                       TEFRON LTD. 1997 SHARE OPTION PLAN
                            (Full title of the plan)

                         CSC CORPORATION SERVICE COMPANY
                        2711 CENTERVILLE ROAD, SUITE 400
                              WILMINGTON, DE 19808
                                 (302) 636-5450

 (Name, address and telephone number, including area code, of agent for service)

                                   Copies to:

         ASAF ALPEROVITZ                            RICHARD J. MANN, ADV.
   INDUSTRIAL CENTER TERADYON                        PERRY WILDES, ADV.
          P.O. BOX 1365                      GROSS, KLEINHENDLER, HODAK, HALEVY,
          MISGAV, 20179                                GREENBERG & CO.
             ISRAEL                                  ONE AZRIELI CENTER
                                                   TEL AVIV 67021, ISRAEL

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement.

                         CALCULATION OF REGISTRATION FEE

                                      Amount to        Proposed Maximum                                 Amount of
      Title of Securities                be             Offering Price          Proposed Maximum       Registration
        to be Registered            Registered(1)         per Share         Aggregate Offering Price       Fee
        ----------------            -------------         ---------         ------------------------    ----------
Ordinary Shares, par value 1.0
        NIS per share                   416,611         $   6.20(2)                $2,582,988
                                         29,663         $  11.01(3)                $  326,590
                                     ----------                                    ----------
                                        446,274                                    $2,909,578            $  312
                                     ==========                                    ==========            ======

(1) Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the "Securities Act"), this registration statement covers, in addition to the shares stated above, an indeterminate number of shares which may result from anti-dilution adjustments under the Plan.

(2) Represents shares issuable upon exercise of outstanding options with fixed exercise prices under the Tefron Ltd. 1997 Share Option Plan (the "Plan"). Estimated solely for purposes of calculating the filing fee pursuant to Rule 457(h), the aggregate offering price and the fee have been computed upon the basis of the weighted average price at which the options may be exercised.

(3) Represents shares issuable upon the exercise of options which may hereafter be granted under the Plan. Estimated solely for purposes of calculating the filing fee pursuant to Rule 457 (c) and (h), the aggregate offering price and the fee have been computed upon the basis of the average of the high and low prices per share of the Registrant's ordinary shares on the New York Stock Exchange on November 24, 2006.

THIS REGISTRATION STATEMENT CONTAINS A REOFFER PROSPECTUS FOR REOFFERS AND RESALES OF ORDINARY SHARES, WHICH MAY CONSTITUTE "CONTROL SECURITIES" AND/OR "RESTRICTED SECURITIES," AND WHICH ARE ISSUABLE UPON THE EXERCISE OF OPTIONS GRANTED UNDER THE PLAN. PURSUANT TO RULE 429 UNDER THE SECURITIES ACT, THIS REOFFER PROSPECTUS ALSO RELATES TO THE ORDINARY SHARES ORIGINALLY INCLUDED UNDER THE REOFFER PROSPECTUS FILED WITH AN EARLIER REGISTRATION STATEMENT ON FORM S-8 RELATING TO THE PLAN (NO. 333-111932).

                                EXPLANATORY NOTE

     This registration statement is being filed to register additional ordinary shares of Tefron Ltd. ("Tefron" or the "Company" or "we" or "us") for issuance under the Tefron Ltd. 1997 Share Option Plan, or the Plan, which shares are in addition to those previously registered on a registration statement on Form S-8 (No. 333-111932) as filed with the Securities and Exchange Commission (the "Commission") on January 15, 2004 (the "2004 Registration Statement"). Accordingly, pursuant to General Instruction E to Form S-8, the contents of the 2004 Registration Statement are hereby incorporated by reference in this registration statement, except as revised in Part II of this registration statement.

     Under cover of this Form S-8 is a reoffer prospectus prepared in accordance with Part I under Form F-3 under the Securities Act of 1933, as amended (the "Securities Act") and pursuant to General Instruction C to Form S-8. Pursuant to Rule 429, this reoffer prospectus also relates to the ordinary shares registered under the 2004 registration statement, which also included a reoffer prospectus. The reoffer prospectus included as part of this registration statement may be used for reoffers and resales made on a continuous or delayed basis in the future of up to an aggregate of 1,076,715 ordinary shares, which may constitute "control securities" and/or "restricted securities," and which are issuable upon the exercise of options granted under the Plan to the selling shareholders listed in the reoffer prospectus.

================================================================================

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

ITEM 1. PLAN INFORMATION.*

ITEM 2. REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION. *


----------
* Information required by Part I to be contained in the Section 10(a) prospectus is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act and the Introductory Note to Part I of Form S-8.

                      ------------------------------------

                               REOFFER PROSPECTUS

                              ---------------------

                                   TEFRON LTD.

                              ---------------------

                            1,076,715 ORDINARY SHARES

     This reoffer prospectus relates to the resale of up to 1,076,715 ordinary shares of the Company, par value NIS 1.0 per share, being offered by the selling shareholders listed on pages 19-20. The ordinary shares covered by this prospectus are issuable pursuant to the terms of the Plan.

     The prices at which a selling shareholder may sell his or her shares will be determined by the prevailing market price for the shares or in privately negotiated transactions. Information regarding the selling shareholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under "Selling Shareholders" and "Plan of Distribution" in this prospectus. We will not receive any of the proceeds from the sale of the shares under this prospectus.

     Our ordinary shares trade on New York Stock Exchange, or the NYSE, under the trading symbol "TFR" and on Tel-Aviv Stock Exchange, or the TASE, under the trading symbol "TEFRON". On November 28, 2006, the last sale price of our ordinary shares on the NYSE and TASE was $10.66 and NIS 45.86 per share, respectively.

                         THIS INVESTMENT INVOLVES RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities or determined that this prospectus is complete or accurate. Any representation to the contrary is a criminal offense.

     You should rely only on the information incorporated by reference or provided in this reoffer prospectus or any supplement. We have not authorized anyone else to provide you with different or additional information. This reoffer prospectus may only be used where it is legal to sell these securities. You should not assume that the information in this reoffer prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                The date of this Prospectus is November 30, 2006.

                                          TABLE OF CONTENTS


                                                                          PAGE


CORPORATE INFORMATION                                                       1

THE COMPANY - HISTORY AND RECENT DEVELOPMENT                                1

RISK FACTORS                                                                3

USE OF PROCEEDS                                                             13

PRICE RANGE OF ORDINARY SHARES                                              14

CAPITALIZATION                                                              15

SELLING SHAREHOLDERS                                                        16

PLAN OF DISTRIBUTION                                                        17

EXPENSES OF THE OFFERING                                                    18

LEGAL MATTERS                                                               18

EXPERTS                                                                     18

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES                                              18

AVAILABLE INFORMATION                                                       19

INCORPORATION BY REFERENCE                                                  19


                           FORWARD-LOOKING STATEMENTS

     Our disclosure in this reoffer prospectus (including documents incorporated by reference herein) contains "forward-looking statements." Forward-looking statements are our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historic or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. These include statements, among others, relating to our planned future actions, our prospective products or product approvals, our beliefs with respect to the sufficiency of our cash and cash equivalents, plans with respect to funding operations, projected expense levels and the outcome of contingencies, such as future financial results.

     Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may vary materially. The uncertainties that may cause differences include, but are not limited to:

     o our customers' continued purchase of our products in the same volumes or on the same terms;

     o    the cyclical nature of the clothing retail industry;

     o the competitive nature of the markets in which we operate, including the ability of our competitors to enter into and compete in the seamless market in which we operate;

     o the potential adverse effect on our business resulting from our international operations, including increased custom duties and import quotas (e.g., in China, where we manufacture for our swimwear division).

     o the potential adverse effect on our future operating efficiency resulting from our expansion into new product lines with more complicated products and different raw materials;

     o the purchase of new equipment that may be necessary as a result of our expansion into new product lines;

     o our dependence on our suppliers for our machinery and the maintenance of our machinery;

     o    the fluctuations costs of raw materials;

     o our dependence on subcontractors in connection with our manufacturing process;

     o our failure to generate sufficient cash from our operations to pay our debt;

     o    fluctuations in inflation and currency; and

     o the limitations and restrictions imposed by our substantial debt obligations.

     as well as the risks discussed in "Risk Factors" and in "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the Commission on March 30, 2006 (the "2005 20-F") incorporated by reference into this Prospectus. In addition, you should note that our past financial and operational performance is not necessarily indicative of future financial and operational performance.

     We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

                              CORPORATE INFORMATION

     Our principal executive offices are located at Industrial Center Teradyon, P.O. Box 1365, Misgav 20179, Israel, and our telephone number is 972-4-990-0881.

                  THE COMPANY - HISTORY AND RECENT DEVELOPMENTS

     Tefron Ltd. was incorporated under the laws of the State of Israel on March 10, 1977. We are subject to the provisions of the Israeli Companies Law, 5759-1999.

     We manufacture intimate apparel, active-wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, Target, Warnaco/Calvin Klein, The Gap, Banana Republic, Mervyn's, Puma, Patagonia, Adidas, Reebok and other well known American retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, daywear, nightwear, bodysuits, swim-wear, beach-wear, active-wear and accessories.

     We are known for the technological innovation of our Hi-Tex manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process involves the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability. Our fabric engineering, product design and the comfort of our products provide us with an opportunity to expand our sales of active-wear products.

     We believe that our collaboration with our customers in the design and development of our products strengthens our relationships with our customers and improves the quality of our products. We began our relationship with Victoria's Secret in 1991, with Banana Republic and The Gap in 1993, with Warnaco/Calvin Klein in 1994 and with Nike and J.C. Penney in 2000. In 2000, we also began our relationship with Target, which was an existing customer of Alba Waldensian, Inc., which name was changed to Tefron USA, Inc. ("Alba"). These customers accounted for approximately 87.8% and 88.4% of our total sales in 2005 and in the first nine months of 2006, respectively (excluding AlbaHealth LLC ("AlbaHealth"), in which we sold our ownership in April 2006).

     Below is a summary of significant events in our development:

     1990           First bodysize cotton panty with applicated elastics.

     1997 Formation of "Hi-Tex Founded by Tefron Ltd." ("Hi-Tex") and production of first seamless panty.

                    Initial public offering of our shares on the NYSE.

     1998 Acquisition of a dyeing and finishing facility to achieve greater vertical integration of our business.

     1999 Acquisition of Alba, a manufacturer of seamless apparel and healthcare products. The main purpose of the acquisition of Alba was to acquire additional production capacity, a presence in the United States, direct store distribution capacity, a broader customer base and incremental revenues.

     2001           Initial significant shifting of sewing production to Jordan.

     2001 Launch of a turn around program, including significant cost reduction, downsizing and consolidation of operations.

     2002 Reorganization of Alba, including a spin off of the Health Product Division and the formation of the AlbaHealth LLC ("AlbaHealth") joint venture with a strategic investor, and the initial consolidation of the seamless production activity in Hi-Tex in Israel which was completed in the second quarter of 2003.

     2003 Acquisition of all of the outstanding ordinary shares of Macro Clothing Ltd., an entity that manufactures, markets and sells swimsuits and beachwear.

                    Implementation of strategic steps to expand our product line, including active-wear products, to diversify our product line and client base.

     Feb-April      Closing of equity investments with two groups of investors
     2004           in the aggregate amount of $20 million.

     October 2004   Launch of a new business division, Sports Innovation
                    Division ("SID"), which is devoted to our growing U.S.
                    customer base in the sport active wear market.

     September      Registration of our shares for trade on TASE (in addition to
     2005           the listing on NYSE).

     December       Our delivery of a notice to exercise our option to require
     2005           AlbaHealth to purchase our ownership interest in AlbaHealth.

     January 2006   Closing of a public auction of ordinary shares and option
                    certificates on the TASE for aggregate net proceeds of $13.9 million (not including proceeds that may be received upon exercise of any option certificates).

     April 2006     Sale of our interest in AlbaHealth.

     May 2006 Launch of a joint Center of Excellence with Nike, located at Nike's world headquarters in Beaverton, Oregon. Through this joint and strategic partnership, it is intended that Tefron will serve as Nike's primary source in the development and manufacture of Nike's seamless products.

     May 2006 Signing an agreement to form a joint venture in China with Langsha Knitting Co., Ltd, a Chinese company, and Itochu Corporation, a Japanese company, aiming to manufacture seamless underwear for the Asian market.

     We enjoy several strategic advantages by reason of our location in Israel and Jordan. Israel is one of the few countries in the world that has free trade agreements with the United States, Canada, the European Union, or EU, and the European Free Trade Association, or EFTA. These agreements permit us to sell our products in the United States, Canada and the member countries of the EU and the EFTA free of customs duties and import quotas. Due to our locations in Israel and Jordan, we benefit from exemptions from customs duties and import quotas. We also currently benefit from substantial investment grants and tax incentives provided by the Government of Israel and from the availability in Israel of skilled engineers.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment in Tefron Ltd. The risks and uncertainties described below are not the only ones facing the Company, and there may be additional risks that we do not presently know of or that we consider immaterial. All of these risks may impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

WE DEPEND ON A SMALL NUMBER OF PRINCIPAL CUSTOMERS WHO HAVE IN THE PAST BOUGHT OUR PRODUCTS IN LARGE VOLUMES. WE CANNOT ASSURE THAT THESE CUSTOMERS OR ANY OTHER CUSTOMER WILL CONTINUE TO BUY OUR PRODUCTS IN THE SAME VOLUMES OR ON THE SAME TERMS.

     Our sales to Victoria's Secret accounted for approximately 49.9% of our total sales in 2003, 47.4% of our total sales in 2004, 39.6% of our total sales in 2005 and 39.1% of our total sales in the first nine months of 2006. Our sales to Nike accounted for approximately 4.2% of our total sales in 2003, 8.3% of our total sales in 2004, 25.8% of our total sales in 2005 and 30.8% of our total sales in the first nine months of 2006. Our sales to Target, Banana Republic and The Gap, J.C. Penney and Calvin Klein accounted in the aggregate for approximately 28.6% of our total sales in 2003, 32.3% of our total sales in 2004, 22.4% of our total sales in 2005 and 18.5% of our total sales in the first nine months of 2006. We do not have long-term purchase contracts with our customers, and our sales arrangements with our customers do not have minimum purchase requirements. We cannot assure that Victoria's Secret, Nike, Target, Banana Republic and The Gap, J.C. Penney and Calvin Klein or any other customer will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. In addition, we cannot assure that we will be able to attract new customers. For comparison purposes, all data provided above excludes AlbaHealth, in which we sold our ownership in April 2006.

     Cardinal Healthcare is a customer of our former subsidiary, AlbaHealth, and accounted for approximately 8.5% of our sales in 2005. In April 2006, we sold our ownership interest in AlbaHealth, and, as a result, Cardinal Healthcare is no longer a customer of ours.

     A material decrease in the quantity of sales made to our principal customers, a material adverse change in the terms of such sales or a material adverse change in the financial conditions of our principal customers could significantly reduce our sales.

OUR PRINCIPAL CUSTOMERS ARE IN THE CLOTHING RETAIL INDUSTRY, WHICH IS SUBJECT TO SUBSTANTIAL CYCLICAL VARIATIONS. OUR REVENUES WILL DECLINE SIGNIFICANTLY IF OUR PRINCIPAL CUSTOMERS DO NOT CONTINUE TO BUY OUR PRODUCTS IN LARGE VOLUMES DUE TO AN ECONOMIC DOWNTURN.

     Our customers are in the clothing retail industry, which is subject to substantial cyclical variations and is affected strongly by any downturn in the general economy. A downturn in the general economy, a change in consumer purchasing habits or any other events or uncertainties that discourage consumers from spending, could have a significant effect on our customers' sales and profitability. Such downturns, changes, events or uncertainties could result in our customers having larger inventories of our products than expected. These events could result in decreased purchase orders from us in the future, which would significantly reduce our sales and profitability. For example, the difficult global economic environment and the continuing soft retail market conditions in the world and specifically in the U.S. both before and especially after the events of September 11, 2001 were reflected in disappointing clothing retail sales in the year 2001 compared to the same period in the year 2000, and consequently decreased our order backlog and production levels. A prolonged economic downturn could harm our financial condition.

THE CLOTHING RETAIL INDUSTRY IS SUBJECT TO CHANGES IN FASHION PREFERENCES. IF WE AND OUR CUSTOMERS MISJUDGE A FASHION TREND OR THE PRICE AT WHICH CONSUMERS ARE WILLING TO PAY FOR OUR PRODUCTS, OUR REVENUES COULD BE ADVERSELY AFFECTED.

     The clothing retail industry is subject to changes in fashion preferences. We design and manufacture products based on our and our customers' judgment as to what products will appeal to consumers and what price consumers would be willing to pay for our products. We may not be successful in accurately anticipating consumer preferences and the prices that consumers would be willing to pay for our products. If we are not successful, our customers may reduce the volume of their purchases from us and/or the prices at which we sell our products will decline, in either case resulting in reduced revenues.

OUR MARKETS ARE HIGHLY COMPETITIVE AND SOME OF OUR COMPETITORS HAVE NUMEROUS ADVANTAGES OVER US; WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

     We compete directly with a number of manufacturers of intimate apparel, swimwear and active-wear, many of which have a lower cost-base than us, longer operating histories, larger customer bases, greater geographical proximity to customers and significantly greater financial and marketing resources than we do. Increased competition, direct or indirect, could reduce our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure that we will be able to compete successfully against existing or new competitors, as the market for our products evolves and the level of competition increases. Moreover, our competitors, especially those from the Far East, have established relationships with our customers, which has caused an erosion of prices of some of the products of our Cut & Sew Division; current or future relationships between our existing and prospective competitors, especially from the Far East, with existing or potential customers, could materially affect our ability to compete. In addition, we cannot assure that our customers will not seek to manufacture our products through alternative sources and thereby eliminate the need to purchase our products.

     Our customers operate in an intensely competitive retail environment. In the event that any of our customers' sales decline for any reason, whether or not related to us or to our products, our sales to such customers could be materially reduced.

     In addition, our competitors may be able to purchase seamless knitting machines and other equipment similar to, but less expensive than, the Santoni knitting machines we use to knit garments in our Hi-Tex manufacturing process. By reducing their production cost, our competitors may lower their selling prices. If we are forced to reduce our prices and we cannot reduce our production costs, it will cause a reduction in our profitability. Furthermore, if there is a weak retail market or a downturn in the general economy, competitors may be pressured to sell their inventory at substantially depressed prices. A surplus of intimate apparel at significantly reduced prices in the marketplace would significantly reduce our sales.

WE FACE SEVERAL RISKS, INCLUDING POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH INTERNATIONAL BUSINESS.

     Approximately 90% of our sales in 2004 and 2005 and 75% of our sales during the first nine months of 2006 were made to customers in North America, and approximately 20% of our sales during the first nine months of 2006 were made to customers in Europe (excluding AlbaHealth, in which we sold our ownership in April 2006). We intend to continue to expand our sales to customers in the United States and Europe. We also aim to sell our products to the Asian market, through the joint venture which we are constituting in China. In addition, a substantial majority of our raw materials are purchased outside of Israel. Furthermore, a substantial majority of our sewing operation is performed in Jordan, and products, equipment and machinery of ours are situated in Jordan for that purpose. Our international sales and purchases are affected by costs associated with shipping goods and risks inherent in doing business in international markets, including:

     o    changes in regulatory requirements;

     o    export restrictions, tariffs and other trade barriers;

     o quotas imposed by international agreements between the United States, Europe and certain foreign countries;

     o    currency fluctuations;

     o    longer payment cycles;

     o    difficulties in collecting accounts receivable;

     o political instability, hostility and seasonal reductions in business activities; and

     o    strikes and general economic problems.

     Any of these risks could have a material adverse effect on our ability to deliver or receive goods on a competitive and timely basis and on our results of operations. We cannot assure that we will not encounter significant difficulties in connection with the sale or procurement of goods in international markets in the future or that one or more of these factors will not significantly reduce our sales and profitability.

     In addition, we may enter into joint ventures with third parties or establish operations outside of Israel that will subject us to additional operating risks. These risks may include diversion of management time and resources and the loss of management control over such operations and may subject us to the laws of such jurisdiction. For instance, due to commercial disputes that arose between us and the other shareholder of our subsidiary that managed operations in Madagascar, we no longer have production activities in Madagascar. In the context of these commercial disputes, the court appointed a liquidator to sell the company and to use the proceeds to pay third party creditors. We don't currently expect to incur material additional costs in connection with the court procedure, although we cannot be certain.

     In addition to our production facilities in Israel, we currently have production facilities in Jordan, we have relationships with manufacturers in China and Cambodia and we are in the process of shifting additional sewing production out of Israel to benefit from lower labor costs.

     We have also contracted with a Chinese company and a Japanese company for the formation of a Chinese joint venture for the manufacture of seamless underwear to the Asian market.

     Our ability to benefit from the lower labor costs will depend on the political, social and economic stability of these countries and in the Middle East and Africa in general. We cannot assure that the political, economic or social situation in these countries or in the Middle East and Africa in general will not have a material adverse effect on our operations, especially in light of the potential for hostilities in the Middle East. The success of the production facilities also will depend on the quality of the workmanship of laborers and our ability to maintain good relations with such laborers, in these countries. We cannot guarantee that our operations in China, Cambodia, Jordan or any newer locations outside of Israel will be cost-efficient or successful.

OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE COMPLICATED PRODUCTS AND DIFFERENT RAW MATERIALS REDUCED OUR OPERATING EFFICIENCY DURING 2003 AND 2004, AND WE MAY ALSO FACE OPERATING EFFICIENCY DIFFICULTIES IN THE FUTURE.

     During 2003, 2004, 2005 and the nine months of 2006, we invested significant efforts to develop and expand new product lines, including active-wear products and swimwear, to diversify our product line and our client base. The manufacturing of new, more complicated products with different raw materials reduced our operating efficiency in 2003 and 2004. Although our operating efficiency improved in 2005 and in the first nine months of 2006, our continued efforts to develop and expand new product lines may result in additional reductions in operating efficiency in the future.

OUR EXPANSION INTO NEW PRODUCT LINES, IN PARTICULAR ACTIVE-WEAR BUSINESS PRODUCTS, INVOLVES THE MANUFACTURE OF NEW PRODUCTS, WHICH HAS AND MAY REQUIRE US TO PURCHASE ADDITIONAL MACHINERY ADAPTED TO MANUFACTURE SUCH PRODUCTS. THE ADDITIONAL CAPITAL EXPENDITURES INCURRED IN CONNECTION WITH THESE PURCHASES MAY REDUCE OUR FUTURE CASH FLOW.

     During 2003, 2004, 2005 and the first nine months of 2006 we invested significant efforts to develop and expand our new product lines, in particular active-wear products, to diversify our product line and our client base. Active-wear products that we manufacture are made in bigger sizes than intimate apparel, both because our active-wear products are intended for both men and women, and because our active-wear products involve the manufacture of more tops. As a result, we have purchased and may need to purchase additional knitting machines and other equipment adapted to manufacture our new product lines. In addition, the manufacture of active-wear products at times requires equipment with new technologies. The additional capital expenditures that may be incurred in connection with these purchases may reduce our future cash flow.

WE DEPEND ON OUR SUPPLIERS FOR MACHINERY AND THEIR MAINTENANCE. WE MAY EXPERIENCE DELAYS OR ADDITIONAL COSTS SATISFYING OUR PRODUCTION REQUIREMENTS DUE TO OUR RELIANCE ON THESE SUPPLIERS.

     We purchase machinery and equipment used in our Hi-Tex manufacturing process from a sole supplier. If our supplier is not able to provide us with maintenance, additional machinery or equipment as needed, we might not be able to maintain or increase our production to meet any demand for our products.

OUR RESULTS OF OPERATIONS WOULD BE MATERIALLY AND ADVERSELY AFFECTED IN THE EVENT WE ARE UNABLE TO OPERATE OUR PRINCIPAL PRODUCTION FACILITIES IN SEGEV, ISRAEL.

     All of our manufacturing with respect to our Seamless Division, which includes the major portion of our manufacture of all of our active-wear products, is located in a complex of production facilities located in Segev, which is in northern Israel. These facilities also contain a significant portion of our machinery and equipment, including Santoni machines and adaptations and configurations that we have made to the machinery and equipment, as well as infrastructure that we have built tailored to our needs. We have no effective back-up for these operations and, in the event that we are unable to use the production facilities located in Segev, Israel as a result of damage or for any other reason, our ability to manufacture a major portion of our products and our relationships with customers could be significantly impaired and this would materially and adversely affect our results of operation. During this past summer, our revenues were affected by the loss of production due to hostilities in the northern part of Israel, and there is the risk that further hostilities could also impact our production in the future, leading to a reduction in revenues.

WE ARE SUBJECT TO FLUCTUATING COSTS OF RAW MATERIALS.

     We use cotton yarn, lycra, spandex, various polymeric yarn and elastic as primary materials for manufacturing our products. Our financial performance depends, to a substantial extent, on the cost and availability of these raw materials. The capacity, supply and demand for such raw materials are subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost in securing raw materials is subject to substantial increases and decreases over which we have no control except by seeking to time our purchases of cotton and polymeric yarns, which are our principal raw materials, to take advantage of favorable market conditions. For example, in 2004 and 2005 the cost of synthetic fibers increased due to rising energy costs, and there may be a similar increase in the future. We cannot assure that we will be able to pass on to customers the increased costs associated with the procurement of raw materials. Moreover, there has in the past been, and there may in the future be, a time lag between the incurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the cost of raw materials cannot be passed on to customers or there is a delay in passing on the increased costs to customers, we are likely to experience an increase in the cost of raw materials which may materially reduce our margin of profitability.

WE DEPEND ON SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING PROCESS, IN PARTICULAR THE DYEING AND FINISHING PROCESS; WE MAY EXPERIENCE DELAYS OR ADDITIONAL COSTS SATISFYING OUR PRODUCTION REQUIREMENTS AND WE MAY BE PREVENTED FROM MEETING OUR CUSTOMERS' ORDERS DUE TO OUR RELIANCE ON THESE SUBCONTRACTORS.

     We depend on subcontractors who render services to us that are an integral part of our manufacturing process, and in particular sewing services. If such subcontractors do not render the required services, we may experience delays or additional costs to satisfy our production requirements. We depend on a subcontractor who performs a major part of the dyeing and finishing of our Hi-Tex manufacturing process, which is an essential part of our manufacturing process. If that subcontractor breaches its commitments toward us or is otherwise not able to supply the required services, we would have difficulty meeting our customer orders until we find an alternative source.

AN INCREASE IN THE MINIMUM WAGE IN ISRAEL AND IN JORDAN MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

     Many of our employees earn the minimum wage payable under law. The current minimum monthly wage in Israel is approximately NIS 3,585 and in Jordan is approximately JD 95. It is currently expected that the minimum monthly wage in Israel will increase to approximately NIS 3,710 effective as of April 1, 2007 and approximately NIS 3,835 effective as of June 1, 2007. Such increases in the minimum wage will increase our labor costs, and unless we can obtain alternative labor in lower cost markets, these increases and potential future increases could adversely affect our operating results.

WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SATISFY OUR DEBT OBLIGATIONS. IF WE FAIL TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS, WE MAY NEED TO RENEGOTIATE OR REFINANCE OUR DEBT, OBTAIN ADDITIONAL FINANCING, POSTPONE CAPITAL EXPENDITURES OR SELL ASSETS.

     We depend mainly on our cash generated by operating activities to make payments on our debts. The cash generated by operating activities was approximately $6.9 million, $20.8 million and $27.1 million in 2004, 2005 and in the first nine months of 2006, respectively. We cannot assure that we will generate sufficient cash flow from operations to make the scheduled payments on our debt. We have repayment obligations on our long-term debt of approximately $1.5 million due in the fourth quarter of 2006, $5.9 million in 2007 and the balance of $19.4 million from 2008 until 2012. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive and technical factors. Some of the factors are beyond our control, such as economic conditions in the markets where we operate or intend to operate, changes in our customers' demand for our products, and pressure from existing and new competitors.

     If we cannot generate sufficient cash flow from operations to make scheduled payments on our debt obligations, we may need to renegotiate the terms of our debt, refinance our debt, obtain additional financing, delay planned capital expenditures or sell assets. Our ability to renegotiate the terms of our debt, refinance our debt or obtain additional financing will depend on, among other things:

     o    our financial condition at the time;

     o    restrictions in agreements governing our debt; and

     o    other factors, including market conditions.

     If our lenders decline to renegotiate the terms of our debt, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt.

OUR BUSINESS MAY BE IMPACTED BY INFLATION AND NIS AND EURO EXCHANGE RATE FLUCTUATIONS.

     Exchange rate fluctuations between the United States dollar and the NIS and between the Euro and the U.S. dollar, and inflation in Israel may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars and a portion of our revenues is denominated in Euros. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities-related expenses, are incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the U.S. dollar. In addition, we are exposed to the risk of appreciation of the NIS vis-a-vis the U.S. dollar. This appreciation would cause an increase in our NIS expenses as recorded in our U.S. dollar denominated financial reports even though the expenses denominated in NIS will remain unchanged. In addition, exchange rate fluctuations in currency exchange rates in countries other than Israel where we operate and do business may also negatively affect our earnings.

OUR DEBT OBLIGATIONS MAY HINDER OUR GROWTH AND PUT US AT A COMPETITIVE DISADVANTAGE.

     We have a considerable amount of bank debt mainly as a result of our acquisition of Alba in December 1999 and the investments made in our Hi-Tex Division. As of September 30, 2006, we had approximately $26.8 million of long term loans outstanding (including current maturities of $5.9 million). Our substantial debt obligations could have important consequences. For example, they could:

     o require us to use a substantial portion of our operating cash flow to repay the principal and interest on our loans, which would reduce funds available to grow and expand our business, invest in machinery and equipment and for other purposes;

     o place us at a competitive disadvantage compared to our competitors that have less debt;

     o make us more vulnerable to economic and industry downturns and reduce our flexibility in responding to changing business and economic conditions;

     o    limit our ability to pursue business opportunities; and

     o limit our ability to borrow money for operations or capital in the future.

     Because our loans bear interest at floating rates, an increase in interest rates could reduce our profitability. A ten percent change on our floating interest rate long-term loans outstanding at September 30, 2006, would have an annual impact of approximately $0.2 million on our interest cost.

DUE TO RESTRICTIONS IN OUR LOAN AGREEMENTS, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS AS WE DESIRE.

     Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan agreements also contain various covenants which require that we maintain certain financial ratios related to shareholder's equity and operating results. These limitations and covenants may force us to pursue less than optimal business strategies or forgo business arrangements which could have been financially advantageous to us or our shareholders. Our failure to comply with the covenants and restrictions contained in our loan agreements could lead to a default under the terms of these agreements. For instance, during 2004 and the second quarter of 2005, our subsidiary, AlbaHealth, failed to comply with certain financial covenants contained in its credit facility with GE Capital, including a minimum EBITDA requirement. In April 2006, we sold our ownership interest in AlbaHealth.

     If a default occurs and we are unable to renegotiate the terms of the debt, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt.

WE ARE AFFECTED BY CONDITIONS TO, AND POSSIBLE REDUCTION OF, GOVERNMENT PROGRAMS AND TAX BENEFITS.

     We benefit from certain Israeli Government programs and tax benefits, particularly as a result of the "Approved Enterprise" status of substantially all of our existing production facilities in Israel. As a result of our "Approved Enterprise" status, we have been able to receive significant investment grants with respect to our capital expenditures. In addition, following our exhaustion of our net operating loss carry forwards, we have been able to benefit from a reduced tax rate of 25% on earnings derived from these investments for which the benefit period has not expired. To maintain eligibility for these programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting our operations in specified "Approved Enterprise" zones in Israel. If we fail to meet such conditions in the future, we could be required to refund tax benefits and grants already received, in whole or in part, with interest linked to the Consumer Price Index, or CPI, in Israel from the date of receipt. We have granted a security interest over all of our assets to secure our obligations to fulfill these conditions.

     The Government of Israel has reduced the available amount of investment grants from up to 38% of eligible capital expenditures in 1996 to up to 24% of eligible capital expenditures (for projects not exceeding investments of 140 million shekels that are submitted in any year) and up to 20% of eligible capital expenditures (for projects exceeding investments of 140 million shekels that are submitted in any year) since 1997. There can be no assurance that the Israeli Government will not further reduce the availability of investment grants. The termination or reduction of certain programs and tax benefits, particularly benefits available to us as a result of the "Approved Enterprise" status of some of our existing facilities in Israel, would increase the costs of acquiring machinery and equipment for our production facilities and increase our effective tax rate which, in the aggregate, could significantly reduce our profitability. In addition, income attributed to certain programs is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10%
- 25% for an additional period of five to eight years, based on the percentage of foreign investment in the Company. We cannot assure that we will obtain approval for additional Approved Enterprises, or that the provisions of the Law for the Encouragement of Capital Investments, 1959, as amended, will not change or that the 25% foreign investment percentage will be reached for any subsequent year.

     We also benefit from exemptions from customs duties and import quotas due to our locations in Israel and Jordan (Qualified Industrial Zone) and the free trade agreements Israel maintains with the United States, Canada, the EU and the EFTA. If there is a change in such benefits or if other countries enter into similar agreements and obtain similar benefits or if any such agreements were terminated, our profitability may be reduced.

OUR ANNUAL AND QUARTERLY OPERATING RESULTS MAY VARY WHICH MAY CAUSE THE MARKET PRICE OF OUR ORDINARY SHARES TO DECLINE.

     We may experience significant fluctuations in our annual and quarterly operating results which may be caused by, among other factors:

     o    the timing, size and composition of orders from customers;

     o    varying levels of market acceptance of our products;

     o the timing of new product introductions by us, our customers or their competitors;

     o economic conditions in the geographical areas in which we operate or sell products; and

     o    operating efficiencies.

     When we establish a relationship with a new customer, initial sales to such customer are often in larger quantities of goods (to build its initial inventory) than may be required to replenish such inventory from time to time afterwards. As a result, after a customer builds its initial inventory, our sales to such customer may decrease. We cannot assure that our sales to any of our customers will continue at the current rate.

     Our operations are affected by our principal customers' businesses, which businesses are subject to substantial cyclical variations. If demand for our products is significantly reduced, our profits will be reduced, and we may experience slower production, lower plant and equipment utilization and lower fixed operating cost absorption.

     Additionally, if, in any year, there is a significant number of Christian, Druse, Jewish or Muslim holidays in a particular quarter, we will have fewer days of operation which will result in lower levels of production and sales during such quarter. In certain years, a significant number of such holidays have occurred during the second quarter, but the dates of many of those holidays are based on the lunar calendar and vary from year to year.

IF OUR ORDINARY SHARES ARE DELISTED FROM THE NEW YORK STOCK EXCHANGE, THE LIQUIDITY AND PRICE OF OUR ORDINARY SHARES AND OUR ABILITY TO ISSUE ADDITIONAL SECURITIES MAY BE SIGNIFICANTLY REDUCED.

     In order to maintain the listing of our ordinary shares on the NYSE, we are required to meet specified maintenance standards. In addition, the NYSE has amended its continued listing criteria to require, among other things, either a minimum stockholders' equity of $75 million or a minimum market capitalization of $75 million. As of October 31, 2006, our market capitalization was approximately $228.8 million, and as of September 30, 2006, we had shareholders' equity of approximately $81.4 million.

     In the event we fail to meet any current or revised listing criteria of the NYSE, our ordinary shares may be delisted from trading on NYSE. We cannot assure that we will meet all NYSE criteria in the future. Delisting of our ordinary shares would result in limited availability of market price information and limited news coverage. In addition, delisting could diminish investors' interest in our ordinary shares as well as significantly reduce the liquidity and price of our ordinary shares. Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

     On September 28, 2005, our shares began trading also on the TASE.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

     Our success is substantially dependent upon the adaptations and configurations we make to the machinery and equipment that we purchase and upon the manufacturing technologies, methods and techniques that we have developed for our exclusive use. Only a part of the adaptations, configurations, technologies or techniques used in our manufacturing process is patented. Moreover, we purchase our machinery and equipment from third parties and we cannot assure that a competitor will not adapt, configure or otherwise utilize machinery or equipment in substantially the same manner as we do. In addition, our subcontractors have access to proprietary information, including regarding our manufacturing processes, and from time to time we also lend machinery and equipment to subcontractors, and there is a chance that subcontractors may breach their confidentiality undertakings toward us. Any replication of our manufacturing process by an existing or future competitor would significantly reduce our sales.

WE FACE POTENTIAL COMPETITION BY OUR FORMER EMPLOYEES.

     Our trade secrets are well known to some of our employees. In the event one or more of our current or former employees exploit our trade secrets in violation of their non-competition and confidentiality obligations, we may be adversely affected in the competitive market and in our relationships with our customers and suppliers.

WE FACE POTENTIAL CONFLICTS OF INTEREST CAUSED BY INVESTOR INFLUENCE.

     Our principal shareholders have a great deal of influence over the constitution of our Board of Directors and over matters submitted to a vote of the shareholders. As of October 31, 2006, Norfet, Limited Partnership had voting power over approximately 22.39% of the outstanding ordinary shares of Tefron (i.e excluding 997,400 ordinary shares held by our wholly owned subsidiary). In addition, as of October 31, 2006 and based on available public information, Meir Shamir, one of our directors, owned approximately 40% in Mivtach-Shamir, which at such date was an approximately 35.5% holder in Norfet. As a result, the corporate actions of Tefron may be significantly influenced by Mr. Shamir. Furthermore, as of October 31, 2006, Ishay Davidi, the Chairman of our Board of Directors, served as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney. As a result, the corporate actions of Tefron may be significantly influenced by Mr. Davidi.

     As of October 31, 2006, Arie Wolfson, one of our directors, had direct voting power (through Arwol Holdings Ltd. an Israeli company wholly owned by Mr. Wolfson) over approximately 4.71% of the outstanding ordinary shares of Tefron (excluding 997,400 ordinary shares held by our wholly owned subsidiary). Mr. Wolfson is also the Chairman and a significant shareholder of Macpell Industries Ltd., an Israeli company that owned approximately 13.84% of the outstanding ordinary shares of Tefron (excluding 997,400 ordinary shares held by our wholly owned subsidiary) as of October 31, 2006. The controlling shareholders of Macpell have entered into a shareholders' agreement regarding corporate actions of Macpell, including the process by which Macpell votes its ordinary shares of Tefron to elect our Directors. As a result, the corporate actions of Tefron may be influenced significantly by Mr. Wolfson and by the other controlling shareholders of Macpell.

     In connection with the acquisition of Tefron ordinary shares by Norfet, Limited Partnership from the Company, Arwol Holdings Ltd. and from Macpell, each of Norfet, Arwol and Macpell agreed to vote all of the Tefron ordinary shares owned or controlled by each of them for the election to the Company's nine-member Board of Directors of: (i) two members plus one independent director and one external director nominated by Norfet, Limited Partnership, (ii) two members plus one independent director and one external director nominated by Arwol and Macpell, and (iii) the Company's chief executive officer.

     We are party to consulting and management services agreements with each of
(i) Mr. Wolfson and a company controlled by him, and (ii) Norfet, pursuant to which each of them agreed to provide consultancy and management services to Tefron. We also lease various properties from affiliates of Macpell.

     Israeli law imposes procedures, including, for certain material transactions, a requirement of shareholder approval, as a precondition to entering into interested party transactions. These procedures may apply to transactions between Macpell and us and between Norfet and us. However, we cannot assure that we will be able to avoid the possible detrimental effects of any such conflicts of interest by complying with the procedures mandated by Israeli law.

WE ARE SUBJECT TO VARIOUS RISKS RELATING TO OPERATIONS IN ISRAEL

     We are incorporated under the laws of, and our main offices and manufacturing facilities are located in, the State of Israel. We are directly influenced by the political, economic and security conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic concerns for Israel. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our operations. Since October 2000, there has been deterioration in the relationship between Israel and the Palestinians which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. In addition, in July 2006, a conflict with Hezbollah escalated significantly on Israel's northern border. This conflict included the firing of multiple rockets by Hezbollah throughout northern Israel as well as retaliatory attacks by Israel throughout Lebanon. We cannot assure that ongoing or revived hostilities or other factors related to Israel will not have a material adverse effect on us or our business.

     Generally, all male adult citizens and permanent residents of Israel under the age of 54, unless exempt, are obligated to perform up to 36 days of annual military reserve duty. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. No assessment can be made as to the full impact of such requirements on our workforce or business, and no prediction can be made as to the effect of any expansion or reduction of such military obligations on our business.

     During 2004, a general strike at Israel's ports caused a shortage of raw materials and resulted in a loss to the Company of sales of approximately $2.5 million. This shortage also resulted in a decrease in production volume and an increase in operating costs, which affected our ability to achieve greater operating efficiencies. Although Israel's Ministry of Finance, the Histadrut (General Federation of Labor in Israel), and the Israel Ports Authority signed an agreement in February 2005 which is intended to ensure five years without labor strikes, a further strike or labor disruption at Israel's ports may occur and have an adverse effect on us or our business.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the ordinary shares by the selling shareholders to others. All sales proceeds from such sale will be received by the selling shareholders. We will receive funds from the exercise of any options granted pursuant to the Plan, which funds will be used for working capital.

                         PRICE RANGE OF ORDINARY SHARES

     Since the initial public offering of our ordinary shares on September 24, 1997, our ordinary shares have been traded on the NYSE, under the symbol "TFR." Since September 28, 2005, our shares have also been traded on the TASE, under the symbol "TEFRON". Information regarding the market price of our ordinary shares is located in our Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission, or the Commission, on March 30, 2006.

     Additional information regarding the market price of our ordinary shares as reported on NYSE is listed below (as adjusted for dividends).

                                                         ORDINARY SHARES
CALENDAR PERIOD 2006                                     HIGH       LOW
--------------------                                   --------   --------

Fourth Quarter (through November 28, 2006)             $  11.85   $   9.63
Third Quarter                                             12.45      10.76
Second Quarter                                            12.50       9.81
First Quarter                                             11.04       7.95

November 2006 (through November 28, 2006)                 11.28       9.63
October 2006                                              11.85      10.86
September 2006                                            11.78      10.76
August 2006                                               12.45      11.15
July 2006                                                 12.16      10.85
June 2006                                                 11.73      10.54
May 2006                                                  12.50      11.11

     Additional information regarding the market price of our ordinary shares as reported on TASE is listed below (as adjusted for dividends).

                                                         ORDINARY SHARES
CALENDAR PERIOD 2006                                     HIGH        LOW
--------------------                                   --------   --------

Fourth Quarter (through November 28, 2006)            NIS 51.05  NIS 44.10
Third Quarter                                             55.10      48.18
Second Quarter                                            58.82      46.67
First Quarter                                             49.47      37.99

November 2006 (through November 28, 2006)                 49.35      44.10
October 2006                                              51.05      47.47
September 2006                                            51.54      48.18
August 2006                                               55.03      50.15
July 2006                                                 55.10      49.61
June 2006                                                 54.30      49.18
May 2006                                                  58.82      50.92

                                 CAPITALIZATION

     The following table sets forth our consolidated unaudited capitalization as of September 30, 2006. The financial date in the following table should be read in conjunction with our consolidated financial data and notes thereto incorporated by reference herein.

                                                            AS OF SEPTEMBER 30,
                                                                    2006
                                                           (IN THOUSANDS, EXCEPT
                                                              PER SHARE DATA)
                                                                 (UNAUDITED)
                                                                  ---------

Current maturities of long-term bank loans                        $   5,948
Long-term loans from banks (net of current maturities)               20,809

SHAREHOLDERS' EQUITY:
Share Capital:
Ordinary shares of NIS 1 par value - authorized: 50,000,000
shares; issued: 21,567,455; outstanding: 20,570,055               $   7,368
Additional paid-in capital                                          100,315
Less - 997,400 ordinary shares in treasury, at cost                  (7,408)
Cumulative other comprehensive gain                                     341
Accumulated deficit                                                 (19,183)
                                                                  ---------
Total shareholders' equity                                        $  81,433
                                                                  ---------
Total capitalization                                              $ 108,190
                                                                  =========

                              SELLING SHAREHOLDERS

     The ordinary shares to which this reoffer prospectus relates are being registered for reoffers and resales by the selling shareholders, who will, acquire the ordinary shares pursuant to exercises of options for ordinary shares previously granted to the selling shareholders under the Plan.

     The table below sets forth with respect to the selling shareholders, based upon information available to us as of October 31, 2006, the number of ordinary shares beneficially owned, the number of ordinary shares registered by this reoffer prospectus, and the number and percent of outstanding shares of ordinary shares that will be owned after the sale of the registered ordinary shares assuming the sale of all of the registered ordinary shares. Since the selling shareholders may sell all, some or none of their ordinary shares, no estimate can be made of the aggregate number of shares that are to be offered by this reoffer prospectus or that will be owned for the direct or indirect account of the selling shareholder upon completion of the offering to which this reoffer prospectus relates. The selling shareholders may offer the ordinary shares for sale from time to time. See "Plan of Distribution."

     Unless otherwise described below, to our knowledge, no selling shareholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

                                          ORDINARY   ORDINARY SHARES   NUMBER OF     PERCENTAGE OF
                                           SHARES    COVERED BY THIS    ORDINARY      OUTSTANDING
   NAME AND POSITION OF                 BENEFICIALLY      REOFFER     SHARES OWNED    SHARES OWNED
   SELLING SHAREHOLDER                     OWNED(1)     PROSPECTUS     AFTER SALE     AFTER SALE(2)
   -------------------                     --------     ----------     ----------     -------------
Yosef Shiran
   Chief Executive Officer and Director     815,000       815,000             0             0
Asaf Alperovitz
Chief Financial Officer                      75,000        75,000             0             0
Amit Tal,
Vice President of Sales and Marketing        73,333        73,333             0             0
Micha Korman
   Director                                 117,807       113,382         4,425             *

(1) Includes options to purchase ordinary shares, whether or not exercisable within 60 days.

(2) Based on 20,613,880 ordinary shares outstanding as of October 31, 2006. This does not include 997,400 equity shares held by a wholly owned subsidiary of Tefron.

* Less than 1%.

                              PLAN OF DISTRIBUTION

     The selling shareholders and any of their pledgees, donees, assignees or transferees may sell any or all of the ordinary shares for value at any time or from time to time under this reoffer prospectus in one or more transactions on the NYSE or any stock exchange, market or trading facility on which the ordinary shares are traded, or in privately negotiated transactions or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may use any one or more of the following methods when selling shares:

     o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o    privately negotiated transactions;

     o    underwritten offerings;

     o    short sales;

     o agreements by the broker-dealer and the selling shareholders to sell a specified number of such shares at a stipulated price per share;

     o    a combination of any such methods of sale; or

     o    any other method permitted by applicable law.

     The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, under Section 4(1) of the Securities Act or directly to us in certain circumstances rather than under this reoffer prospectus.

     Unless otherwise prohibited, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions in connection with distributions of the shares or otherwise. In such transactions, broker-dealers or financial institutions may engage in short sales of the shares in the course of hedging the position they assume with the selling shareholders. The selling shareholders may also engage in short sales, puts and calls, forward-exchange contracts, collars and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. If the selling shareholders sell shares short, they may redeliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or financial institutions which require the delivery to the broker-dealer or the financial institution of the shares. The broker-dealer or financial institution may then resell or otherwise transfer such shares pursuant to this reoffer prospectus. In addition, the selling shareholders may loan their shares to broker-dealers or financial institutions who are counterparties to hedging transactions and the broker-dealers, financial institutions or counterparties may sell the borrowed shares into the public market. The selling shareholders may also pledge their shares to their brokers or financial institutions and under the margin loan the broker or financial institution may, from time to time, offer and sell the pledged shares. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters, broker-dealers or financial institutions regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

     The selling shareholders and any broker-dealers that participate in the distribution of the ordinary shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the ordinary shares sold by them may be deemed to be underwriting discounts and commissions under the Securities Act. All selling and other expenses incurred by the selling shareholders will be borne by the selling shareholders.

     There is no assurance that the selling shareholders will sell all or any portion of the ordinary shares offered under this reoffer prospectus.

                            EXPENSES OF THE OFFERING

     We estimate the registration expenses to be approximately $10,000, which include the following categories of expenses (all amounts are estimated except the SEC registration):

SEC registration fee                         $   312
Printing and engraving expenses                1,000
Legal fees and expenses                        2,000
Accounting fees and expenses                   6,000
Miscellaneous expenses                           688
                                             -------
Total                                        $10,000

                                  LEGAL MATTERS

     The validity of the ordinary shares being offered by this reoffer prospectus will be passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Tel-Aviv, Israel.

                                     EXPERTS

     The consolidated financial statements of Tefron Ltd. appearing in Tefron Ltd.'s Annual Report (Form 20-F) for the year ended December 31, 2005, have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference are based in part on reports of McGladrey & Pullen, LLP independent registered public accounting firm. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

       DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES
                                ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our business pursuant to the provision in the section entitled "Indemnification of Directors and Officers" (see below), we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              AVAILABLE INFORMATION

     We have filed a registration statement on Form S-8 with the Commission under the Securities Act. This Prospectus omits some information and exhibits included in the registration statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the Commission in Washington, D.C.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the Commission. The reports and other information filed by us with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. In addition, copies may be obtained (at prescribed rates) at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 11th floor, 5670 Wilshire Boulevard, Los Angeles, California 90036. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.

                           INCORPORATION BY REFERENCE

     The following documents previously filed by us with the Commission are incorporated in this Prospectus by reference:

     (1) Our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as filed with the Commission on March 31, 2006;

     (2) Our Current Reports on Form 6-K as filed with the Commission since December 31, 2005; and

     (3) The description of our ordinary shares, per value NIS 1.0 per share, contained in the registration statement on Form 8-A dated September 4, 1997.

     All reports and other documents that we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all such securities then remaining unsold are incorporated by reference in this registration statement and to be a part hereof from the date of filing of such reports and documents.

     Copies of all documents which are incorporated by reference will be provided without charge to anyone to whom this Prospectus is delivered upon a written or oral request to Tefron Ltd.Industrial Center Teradyon, P.O. Box 1365, Misgav 20179, Israel. Our telephone number is 972-4-990-0881.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

     The following documents filed by us with the Commission are incorporated herein by reference as of their respective dates:

     (1) Our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 as filed with the Commission on March 31, 2006 ("Annual Report on Form 20-F");

     (2) Our Current Reports on Form 6-K, as filed with the Commission since December 31, 2005;

     (3) The description of our ordinary shares, par value NIS 1.0 per share, contained in our registration statement on Form 8-A, dated September 4, 1997; and

     (4) All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the respective date of filing of such documents. Any statement contained in a document incorporated by reference herein is modified or superseded for all purposes to the extent that a statement contained in this Registration Statement or in any other subsequently filed document which is incorporated by reference modifies or replaces such statement.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

EXEMPTION OF OFFICE HOLDERS

     The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with distributions), provided the articles of association of the company allow it to do so. Our articles of association allow us to do so.

OFFICE HOLDER INSURANCE

     Our Articles of Association provide that subject to any restrictions imposed by the Companies Law, we may enter into a contract for the insurance of the liability of any of our directors and office holders with respect to:

     o    a breach of his duty of care to us or to another person;

     o a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

     o a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

     We have obtained directors' and officers' liability insurance covering our officers and directors and those of our subsidiaries for claims arising from wrongful acts they committed in their capacity as an officer or a director. The total aggregate insurance coverage does not exceed $15 million.

INDEMNIFICATION OF OFFICE HOLDERS

     Our Articles of Association also include the following provisions:

     o a provision authorizing us to indemnify an office holder against liabilities, obligations and expenses in respect of which in the future we may be legally permitted to identify under the Companies Law;

     o a provision authorizing us to indemnify an office holder against a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder of the company;

     o a provision authorizing us to indemnify an office holder against reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in proceedings we institute against him, or instituted on our behalf or by another person, or in a criminal charge, from which he was acquitted, all in respect of an act performed in his capacity as an office holder of the company;

     o a provision authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events that the board of directors deems to be foreseen at the time of the commitment and limited to an amount determined by the board of directors to be reasonable under the circumstances. Such indemnification may include any other liability or event permitted by any applicable law; and

     o a provision stating that our articles shall not limit us in any way from entering into a contract for the insurance, or the granting of exemptions or indemnification, to the extent that the insurance, exemption or indemnification are not forbidden by any applicable law.

     The Companies Law was recently amended to also permit indemnification of reasonable litigation expenses, including attorneys' fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (i) concluded without the imposition of any financial liability in lieu of criminal proceedings or (ii) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

     The recent amendment to the Companies Law also provides that an undertaking by a company to indemnify an office holder must be limited to events which its board of directors deems to be foreseeable in light of the company's actual activities at the time of the undertaking and limited to a sum or criterion that the board of directors determines to be reasonable under the circumstances, and the undertaking must delineate those events and such sum or criterion. These conditions do not apply to litigation expenses.

LIMITATION ON EXEMPTION, INSURANCE AND INDEMNIFICATION

     The Companies Law provides that a company may not exempt an office holder from liability for, indemnify an office holder for, or enter into an insurance contract that would provide coverage for, any monetary liability incurred as a result of any of the following:

     o a breach by the office holder of his duty of loyalty; provided that a company may indemnify an office holder for, or enter into an insurance contract that would provide coverage for, any monetary liability incurred as a result of a breach by the office holder of his duty of loyalty in the event the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

     o a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences, other than mere negligence;

     o any act or omission done with the intent to derive an illegal personal benefit; or

     o any fine levied against the office holder as a result of a criminal offense.

REQUIRED APPROVALS

     In addition, pursuant to the Companies Law, indemnification of and procurement of insurance coverage for our office holders must be approved by our audit committee and board of directors and, for indemnification and insurance for directors and controlling shareholders, also, subject to certain exceptions, by our shareholders.

INDEMNIFICATION AND EXEMPTION LETTERS

     We have granted indemnification and exemption letters to our directors and officers. The aggregate amount of the indemnification under such letters may not exceed the higher of (i) US$5 million or (ii) the sum of all insurance proceeds received by the Company from time to time within the scope any company officers' insurance, in either case plus an additional amount equal to 25% of Tefron's shareholders' equity as stated in our consolidated financial statements for the year ended December 31, 2001 (and adjusted from time to time in accordance to the increase of the CPI since that date).

     Under the indemnification and exemption letters, we agreed to indemnify these directors and officers, in connection with the following issues, among others:

     o Acts with regard to investments (whether or not implemented) performed by the Company, its subsidiaries or affiliates (whether before or after the investment is made);.

     o    The offering of securities, including public and private offerings;

     o    A credit, sale or purchase of assets or liabilities transaction;

     o The filing of a report or announcement required by the Israeli Companies Law, Israeli Securities Law and related regulations or by any similar law or regulation;

     o    Acts relating to employment of employees.

     o Civil or criminal actions within the ordinary course of business of the Company, extraordinary transaction of the Company.

     o Acts or decisions in connection with drafting or approval of financial statements, business plans or forecasts in connection with the Company, a subsidiary or an affiliate; and

     o Derivate or class actions in connection with the Company, a subsidiary or an affiliate.

     We agreed to indemnify our directors and officers for reasonable litigation expenses, including legal fees, in proceedings the Company or any other company institute against him or instituted on their behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require finding of criminal intent. We further agreed to exempt in advance these directors and officers from any liability towards us with respect to any damage that will be caused to the Company by its directors and officers if such damage is caused due to a breach of the duty of care towards the Company; provided however that the action was taken in good faith and in their capacity as directors and officers of the Company.

ITEM 8. EXHIBITS.

     The following exhibits are filed herewith:

EXHIBIT NO.    DESCRIPTION

3.1            Memorandum of Association of Tefron Ltd.*

3.2            Articles of Association of Tefron Ltd.

4.1            Specimen Certificate for ordinary shares.*

5.1            Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
               with respect to the legality of the ordinary shares being registered.

23.1           Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &Young
               Global.

23.2           Consent of McGladrey & Pullen, LLP.

23.3           Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
               (contained in the opinion filed as Exhibit 5.1 to this Registration Statement)

24.1           Powers of Attorney (included on the signature page).

99.1           Tefron Ltd. 1997 Share Option Plan.**

99.2           Amendment No. 1 to Tefron Ltd. 1997 Share Option Plan.***

99.3           Amendment No. 2 to Tefron Ltd. 1997 Share Option Plan.****

99.4           Amendment No. 3 to Tefron Ltd. 1997 Share Option Plan.

     * Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form F-1, File No. 333-7538, filed on August 29, 1997.

     ** Incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 of the Registrant, File No. 333-111932, filed on January 15, 2004.

     *** Incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8 of the Registrant, File No. 333-111932, filed on January 15, 2004.

     **** Incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8 of the Registrant, File No. 333-111932, filed on January 15, 2004.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, Tefron Ltd., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Misgav, State of Israel, on November 30, 2006.

                                   TEFRON LTD.


By: /s/ Asaf Alperovitz                                  By: /s/ Yosef Shiran
-----------------------                                  --------------------
Asaf Alperovitz                                          Yosef Shiran
Chief Financial Officer                                  Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Yosef Shiran and Asaf Alperovitz, and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement and any and all future amendments (including post-effective amendments) to the Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

    Signature                      Title                             Date
    ---------                      -----                             ----

/s/ Ishay Davidi       Chairman of the Board of Directors    November  30, 2006
-------------------
Ishay Davidi

/s/ Yosef Shiran       Chief Executive Officer (principal    November  30, 2006
-------------------    executive officer) and Director
Yosef Shiran

/s/ Asaf Alperovitz    Chief Financial Officer (principal    November  30, 2006
-------------------    financial and accounting officer)
Asaf Alperovitz

/s/ Arie Wolfson       Director                              November  30, 2006
-------------------
Arie Wolfson

/s/ Micha Korman       Director                              November  30, 2006
-------------------
Micha Korman

/s/ Meir Shamir        Director                              November  30, 2006
-------------------
Meir Shamir

/s/ Avi Zigleman       Director                              November  30, 2006
-------------------
Avi Zigleman

/s/ Shirith Kasher     Director                              November  30, 2006
-------------------
Shirith Kasher


/s/ Eli Admoni         External Director                     November  30, 2006
-------------------
Eli Admoni


/s/ Yacov Elinav       External Director                     November  30, 2006
-------------------
Yacov Elinav


Authorized Representative in the United States:

TEFRON U.S. HOLDINGS CORP.

By: /s/ Yosef Shiran                                         November 30, 2006
--------------------
Yosef Shiran
Director


By: /s/ Asaf Alperovitz                                      November 30, 2006
-----------------------
Asaf Alperovitz
Director